EXHIBIT 6


April 24, 1998


The Guardian Insurance & Annuity Company, Inc.
201 Park Avenue South
New York, New York 10003

Gentlemen:

In my capacity as Vice President and Actuary of The Guardian Insurance & Annuity Company, Inc. ("GIAC"), I have participated in the development of the Park Avenue Life variable whole life insurance policy with modified scheduled premiums (the "Policy") and the preparation of the Policy form. The Policy has been registered under the Securities Act of 1933. It is described in Registration Statement No.33-83412 on Form S-6. I am familiar with the Registration Statement and its Exhibits.

In my opinion, the Examples included in the prospectus, and the illustrations of death benefits, Policy Account Values, Net Cash Surrender Values and Accumulated Policy Premiums included in Appendix A of the prospectus, based on the assumptions stated in the illustrations, are consistent with the provisions of the form of the Policy. Further, the rate structure of the Policy has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear more favorable to a prospective purchaser of a Policy at Age 35 or Age 45 than to prospective purchasers of the Policy at other Ages.

Further, with respect to the Deferred Acquisition Cost tax charge, in my opinion, (i) the 1% charge is reasonable in relation to GIAC's increased federal tax burden under Section 848 of the Internal Revenue Code resulting from the receipt of premiums; (ii) the rate of return on surplus used in calculating the charge is reasonable; and (iii) the factors taken into account by GIAC in determining such targeted rate of return are appropriate.

I hereby consent to the use of this opinion as an exhibit to the Post-Effective Amendment to the Registration Statement.


Very truly yours,


/s/ Charles G. Fisher
-----------------------------
Charles G. Fisher, FSA
Vice President and Actuary